April 24, 2006

Leonard E. Neilson
8160 South Highland Drive, Suite 104
Sandy, Utah 84093

> **Re:**   **Trans Energy, Inc. (Trans Energy or Company)**
> **File No.: 0-23530**

Dear Mr. Neilson,

In your letter dated March 30, which I didn't become aware had been filed on EDGAR until April 17, 2006, you state in response to comment 11 in the staff's letter dated December 29, 2005 that Trans Energy acquired Arvilla, Inc. (Arvilla) on January 31, 2005. You state that the Company has been unable to file the amendment to the Form 8-K reporting the acquisition to include Arvilla's audited financial statements as required by Rule 3-05 of Regulation S-X. You note that Arvilla's operations were previously conducted as Arrow Oilfield Service Company (Arrow), a division of Belden & Blake Corporation (B&B), a privately held company, until they were acquired by Clarence and Rebecca Smith in June 2004. You state that separate financial statements were not prepared for Arrow since it operated as a division of B&B, and that subsequent efforts to prepare the required financial statements for audit have been unsuccessful. Therefore, you request a waiver of the requirements to provide the pre-acquisition financial statements of Arvilla and Arrow and the pro forma financial information required by Regulation S-X. You note that Arvilla will have been included for 11 months in Trans Energy's audited financial statements for the year ended December 31, 2005. In addition, you state that on January 3, 2006, the Company entered into a definitive agreement to sell the Arvilla business back to Clarence and Rebecca Smith. We note the consummation of such agreement on April 7, 2006 was reported in a Form 8-K on that date.

We will not waive the requirements of Form 8-K. We acknowledge Trans Energy's inability to file the audited financial statements of the acquired business and pro forma financial statements for the periods required by the Form, however, (notwithstanding this Division's prior practice) please understand that we generally do not grant formal "no enforcement action" positions with respect to a company's filing deficiencies (or delinquencies). Since the Company did not file the required financial statements and pro forma financial information within the extended time period provided by the Form, we will not consider the Company to be a timely filer for purposes of Forms S-2 and S-3.

Further, until the Company files audited financial statements of the acquired business for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments.

Trans Energy, Inc.
April 24, 2006
Page 2

In addition, the Company should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the Company files the required financial statements. This restriction does not apply to:
  (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
  (b) dividend or interest reinvestment plans;
  (c) employee benefit plans;
  (d) transactions involving secondary offerings; or
  (e) sales of securities under Rule 144.

Once the company files audited financial statements that include the post-acquisition results of operations of Arvilla for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 3-05 of Regulation S-X. However, we note that the acquisition of Arvilla was significant to Trans Energy in excess of 50%, such that three years of audited pre-acquisition financial statements of Arvilla, and its predecessor Arrow, were required. Therefore, even though the Company has disposed of the former Arvilla operations in April 2006, inclusion of Arvilla in the Company's 2005 audited financial statements for only 11 months will not be sufficient.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant